March 8, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (506) 533-1470

Mr. Ralph Eisenschmid
Chief Executive Officer and Chief Financial Officer
InteliSys Aviation Systems of America, Inc.
815 Bombardier Street
Shediac, New Brunswick, Canada  E4P 1H9

      Re:	InteliSys Aviation Systems of America, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed May 16, 2005
      File No. 000-26777

Dear Mr. Eisenschmid:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Ralph Eisenschmid
InteliSys Aviation Systems of America, Inc.
June 16, 2005
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